RYAN C. WILKINS 949.725.4115 RWILKINS@SYCR.COM	STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO

June 5, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY APPFOLIO, INC.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR AND HAS BEEN FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83.

SUBMITTED VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Ji Shin
David Edgar
Craig Wilson

Re:	AppFolio, Inc.

Registration Statement on Form S-1 (Amendment No. 1)

Filed June 4, 2015

File No. 333-204262

Dear Mr. Crispino:

On behalf of our client, AppFolio, Inc., a Delaware corporation (the “Company”), this letter is being supplementally submitted to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with and to assist the Staff’s review of the Company’s Registration Statement on Form S-1 (File No. 333-204262), which was filed on May 18, 2015 (the “Original Registration Statement”), in connection with the Company’s contemplated initial public offering (the “Offering”) of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”). On June 4, the Company filed Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). This letter further addresses Comment No. 1 contained in the Staff’s letter to the Company dated May 14, 2015. In this letter, we have recited the prior comment from the Staff in bold type and followed the comment with the Company’s response.

The Company hereby respectfully requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information. The Company has excluded the confidential portions of this letter, including the Exhibit hereto, from the copy of the letter submitted via EDGAR.

FOIA Confidential Treatment Requested

By AppFolio, Inc.

Registration Statement on Form S-1 (Amendment No. 1)

Filed June 4, 2015

File No. 333-204262

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the Staff’s convenience, we are providing copies of this letter via overnight delivery.

In accordance with 17 C.F.R. § 200.83(d)(1), if any person should request access to or an opportunity to inspect this letter, we request that notice be provided immediately to: Stradling Yocca Carlson & Rauth, P.C., 660 Newport Center Drive, Suite 1600, Newport Beach, CA 92660, Attention: Ryan C. Wilkins, telephone number (949) 725-4115.

General

1.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Company Response:

The Company supplementally advises the Staff that, on May 29, 2015, representatives of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, the lead underwriters for the Offering, advised the Company that, based on current market conditions and the anticipated effectiveness of the reverse stock split discussed below, they expect a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the Offering. Prior to that date, the underwriters had not provided the Company with any formal valuation of the Company or an indicative price range for the Class A Common Stock. The Preliminary Price Range reflects the effectiveness of a reverse stock split of the Company’s common stock, par value $0.0001 per share, at a ratio of one-for-four, which was effected by the Company on June 4, 2015. The Registration Statement has been updated to reflect the effect of the reverse stock split.

In determining the Preliminary Price Range, the underwriters and the Company considered a number of factors, including:

•	the Company’s financial and operating history and prospects, and the financial and operating history and prospects of companies within the Company’s industry;

•	an analysis of the typical valuation ranges seen in recent initial public offerings by companies within the Company’s industry, and by companies conducting initial public offerings generally;

•	the recent market prices of, and the demand for, publicly traded securities of companies within the Company’s industry that recently completed initial public offerings, and of companies within the Company’s industry generally;

•	the general condition of the securities markets domestically and internationally, and in particular the condition of the securities markets for companies conducting initial public offerings;

FOIA Confidential Treatment Requested

By AppFolio, Inc.

Registration Statement on Form S-1 (Amendment No. 1)

Filed June 4, 2015

File No. 333-204262

•	recent trends impacting investor demand for initial public offerings conducted by companies within the Company’s industry;

•	preliminary discussions with the underwriters concerning the potential valuation of the Company as a public company; and

•	an assumption that there will be sufficient demand for the Class A Common Stock to support the Offering at the size similar to what is contemplated by the Registration Statement.

To further assist the Staff in its review of the Registration Statement, the Company is supplementally providing the Staff with an Exhibit to this letter containing certain pages of the Registration Statement, revised to give effect to an assumed sale of [***] shares of the Class A Common Stock based on an assumed Offering price of $[***] per share, which equals the midpoint of the Preliminary Price Range.

The Company expects to include the actual price range for the Class A Common Stock, and the proposed number of shares of the Class A Common Stock to be sold in the Offering, in a subsequent amendment to the Registration Statement to be filed prior to the commencement of the roadshow for the Offering. The Company expects the actual price range to be within the Preliminary Price Range, and confirms that the actual price range will comply with the Staff’s interpretation regarding the parameters of a bona fide price range. The Company expects the actual price range will be determined by a number of factors, including:

•	continuing discussions with the underwriters;

•	then-current economic and market conditions;

•	further developments impacting the Company’s business, financial condition, operating results and prospects;

•	further developments in trends impacting investor demand for initial public offerings; and

•	the additional factors discussed above.

* * * * *

FOIA Confidential Treatment Requested

By AppFolio, Inc.

Registration Statement on Form S-1 (Amendment No. 1)

Filed June 4, 2015

File No. 333-204262

Should the Staff have any questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Ryan C. Wilkins

Ryan C. Wilkins

cc:

AppFolio, Inc.

Brian Donahoo, Chief Executive Officer

Ida Kane, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias

Erika M. Muhl

Stradling Yocca Carlson & Rauth, P.C.

C. Craig Carlson

Lisa A. Murison

EXHIBIT

Certain pages of the Registration Statement, revised to give effect to an assumed sale of [***] shares of the Class A Common Stock based on an assumed Offering price of $[***] per share, which equals the midpoint of the Preliminary Price Range, are attached as follows:

[***]